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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                            ACT Manufacturing, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   000973107
--------------------------------------------------------------------------------
                               (CUSIP Number)

     Douglas R. Ederle, c/o Pell Rudman & Co., Inc., 100 Federal Street,
                       Boston, MA 02110. (617) 357-9600.
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                                 May 10, 1999
        -------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)

                              (Page 1 of 7 Pages)

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 000973107                                      PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Douglas R. Ederle

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            447,078

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          500,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             947,078

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      947,078

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.42%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 000973107                                            Page 3 of 7 Pages


     Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Douglas R. Ederle that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.  Security and Issuer.

   This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of ACT Manufacturing, Inc., a Massachusetts corporation ("ACT"). The principal executive offices of ACT are located at 2 Cabot Road, Hudson, Massachusetts 01749.

Item 2.  Identity and Background.

     (a) The name of the person filing this statement is Douglas R. Ederle (the "Filer").

     (b) The business address of the Filer is c/o Pell Rudman & Co., Inc., 100 Federal Street, Boston, MA 02110.

     (c) The principal business of the Filer is to provide estate planning and investment services.

     (d) During the past five years, the Filer has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the Filer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Filer was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws .

     (f)  United States.

Item 3.  Source and Amount of Funds.

   The principal business of the Filer is to provide estate planning and investment services. In such capacity, the Filer has been appointed trustee of several trusts established by Mr. John A. Pino for the benefit of his wife and children (as described below).

   Pursuant to a trust agreement dated May 4, 1994, Mr. John A. Pino established The Pino Family Trust, a trust for the benefit of Mr. Pino's wife, his children and his issue, and appointed the Filer as Trustee of The Pino Family Trust. The Filer, as Trustee of The Pino Family Trust exercises sole voting and dispositive power over the 96,166 shares of Common Stock held by The Pino Family Trust.

   Pursuant to a trust agreement dated May 4, 1994, Mr. John A. Pino established the John M. Pino Trust, a trust for the benefit of John M. Pino, Mr. Pino's son, and appointed the Filer as Trustee of the John M. Pino Trust. The Filer, as Trustee of the John M. Pino Trust exercises sole voting and dispositive power over the 175,456 shares of Common Stock held by the John M. Pino Trust.

   Pursuant to a trust agreement dated May 4, 1994, Mr. John A. Pino established the Melissa A. Pino Trust, a trust for the benefit of Melissa A. Pino, Mr. Pino's daughter, and appointed the Filer as Trustee of the Melissa A. Pino Trust. The Filer, as Trustee of the Melissa A. Pino Trust exercises sole voting and dispositive power over the 175,456 shares of Common Stock held by the Melissa A. Pino Trust.

                                 SCHEDULE 13D

CUSIP No. 000973107                                            Page 4 of 7 Pages


   Pursuant to a trust agreement dated June 15, 1998, Mr. John A. Pino established the 1998 John A. Pino Grantor Retained Annuity Trust, an estate planning vehicle which may benefit Mr. Pino and Mr. Pino's children and issue, and appointed the Filer as Trustee of the 1998 John A. Pino Grantor Retained Annuity Trust. The Filer, as Trustee of the 1998 John A. Pino Grantor Retained Annuity Trust exercises sole dispositive power over the 500,000 shares of Common Stock held by the 1998 John A. Pino Grantor Retained Annuity Trust and shares voting power over such shares as set forth below.

   Pursuant to an Agreement and Plan of Merger and Reorganization dated May 10, 1999, (the "Merger Agreement"), among ACT, East Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of ACT ("Merger Sub") and CMC Industries, Inc., a Delaware corporation ("CMC"), and subject to the conditions set forth therein (including among other things, approval by stockholders of ACT and CMC and various state and Federal agencies), Merger Sub will merge with and into CMC (the "Merger") after which the separate corporate existence of Merger Sub shall cease and CMC shall continue as the surviving corporation and a wholly-owned subsidiary of ACT (the "Surviving Corporation"). Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of CMC Common Stock, other than shares held in the treasury of CMC or owned by Merger Sub, ACT or any direct or indirect wholly-owned subsidiary of ACT or CMC, will be converted into the right to receive 0.5 of a share (the "Exchange Ratio") of ACT Common Stock, and each outstanding option to purchase CMC Common Stock under CMC's stock option plans (each, a "CMC Common Stock Option") will be assumed by ACT (each, an "Assumed Option") and will be exercisable for that number of shares of ACT Common Stock as is equal to the product of the number of shares of CMC Common Stock that such option immediately prior to the effective time of the Merger multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of ACT Common Stock. The exercise price of each Assumed Option will be equal to the quotient determined by dividing the exercise price per share of CMC Common Stock at which such CMC Common Stock Option was exercisable immediately prior to the effective time of the Merger by the Exchange Ratio, rounded up to the nearest whole cent. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

   As an inducement for CMC to enter into the Merger Agreement and in consideration thereof, certain stockholders of ACT, including the Filer, (the "Voting Agreement Stockholders") entered into Voting Agreements dated as of May 10, 1999 with CMC (collectively, the "Voting Agreements") whereby the Voting Agreement Stockholders agreed to vote all of the shares of ACT capital stock owned by them (i) in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger. CMC did not pay additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreements. The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the copy of the form of Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

Item 4.  Purpose of Transaction.

     The Filer is in the business of providing estate planning and investment services and acquired the securities of ACT described in Item 3 in such capacity.

     (a) Pursuant to the terms of both the John A. Pino Grantor Retained Annuity Trust II Dated August 16, 1996 and the 1998 John A. Pino Granter Retained Annuity Trust dated June 15, 1998, a portion of the shares registered in each such trust may be ultimately transferred to the John
         A. Pino and Janet M. Pino Family Maintenance Trust, a trust over which Mr. Ederle is a Co-Trustee and which is for the benefit of Mr. Pino's children and issue.

     (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of ACT, with and into CMC in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and CMC will continue as the Surviving Corporation and as a wholly-owned subsidiary of ACT. Holders of outstanding CMC Common Stock will

                                 SCHEDULE 13D

CUSIP No. 000973107                                            Page 5 of 7 Pages


         receive, in exchange for each share of CMC Common Stock held by them, immediately prior to the effective time, 0.5 of a share of ACT Common Stock. ACT will assume the options issued under CMC stock option plans which are outstanding immediately prior to the effective time.

The Filer has, by executing a Voting Agreement, agreed to vote 500,000 shares of ACT Common Stock (the "Shares") of which he is the trustee under the 1998 John
A. Pino Grantor Retained Annuity Trust dated June 15, 1998 as described below.

Pursuant to the Voting Agreement, the Filer has agreed, at every ACT stockholders meeting and on every action or approval by written consent of the ACT stockholders, (i) in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger. In addition, the Filer has, by executing a Voting Agreement, agreed to execute and deliver to CMC within five days of CMC's written request therefor a valid and binding irrevocable proxy granting CMC or its designees the authority to vote the Shares of ACT capital stock in accordance with the preceding sentence. The covenants to vote the Shares and grant a proxy terminate upon such date and time as the Merger shall become effective, and the Voting Agreement terminates in all respects upon termination of the Merger Agreement.

The purpose of the transaction under the Voting Agreements is to enable ACT and CMC to consummate the transactions contemplated under the Merger Agreement.

     (c) Not applicable.

     (d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the Surviving Corporation shall be the officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f) Not applicable.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation, provided, that the Certificate of Incorporation shall be amended so that the name of the Surviving Corporation is "CMC Industries, Inc." Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

     (h) - (i) If the Merger is consummated as planned, the CMC Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

     (j) Other than described above, the Filer knows of no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D.

References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

     (a) The Filer is the beneficial owner of 947,078 shares of Common Stock or 10.42% of the class.

                                 SCHEDULE 13D

CUSIP No. 000973107                                            Page 6 of 7 Pages


     (b) As trustee of various trusts for the benefit of Mr. John A. Pino, his wife and children (as described in Item 3), the Filer has sole voting and dispositive power over 447,078 shares of Common Stock and shared voting power over 500,000 shares of Common Stock with CMC for the limited purposes described above. CMC does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any of the Shares. The Filer does not have any ownership interest in CMC. The Filer has sole dispositive power over such 500,000 shares.

     (c) The Filer has not effected any transaction in the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer

Other than the Voting Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filer and CMC with respect to any securities of ACT, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

          The following documents are filed as exhibits:

1. Agreement and Plan of Merger and Reorganization, dated May 10, 1999 by and among ACT, Merger Sub, and CMC (incorporated by reference to exhibits to the Report on Form 8-K filed by ACT Manufacturing, Inc. on May 14, 1999).

2. Form of Voting Agreement, dated May 10, 1999, between CMC and certain stockholders of ACT (incorporated by reference to exhibits to the Report on Form 8-K filed by ACT Manufacturing, Inc. on May 14, 1999).

                                 SCHEDULE 13D

CUSIP No. 000973107                                            Page 7 of 7 Pages

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   May 19, 1999



                              /s/ Douglas R. Ederle
                              _____________________________________
                              Douglas R. Ederle